Exhibit 4.18

Form 51-102F3
Material Change Report

1.                                      Name and Address of Company

Cronos Group Inc.
720 King Street West, Suite 320
Toronto, Ontario
M5V 2T3

2.                                      Date of Material Change

March 21, 2018

3.                                      News Release

The news release with respect to the material change referred to in this report was disseminated on March 21, 2018 through the facilities of Globe Newswire.

4.                                      Summary of Material Change

Cronos Group Inc. (the “Company”) announced a financing on a “bought deal” basis.

5.                                      Full Description of Material Change

On March 21, 2018, the Company announced that it had entered into an agreement (the “Underwriting Agreement”) with a syndicate of underwriters (together, the “Underwriters”), co-led by GMP Securities L.P. and BMO Nesbitt Burns Inc., under which the Underwriters agreed to purchase for resale 10,420,000 common shares of the Company (“Shares”) on a “bought deal” basis, at a price of $9.60 per Share for total gross proceeds of approximately $100.0 million (the “Offering”).

Pursuant to the Underwriting Agreement, the Company also granted the Underwriters an over-allotment option to purchase up to an additional 1,563,000 Shares on the same terms and conditions, exercisable in whole or in part at any time and from time to time up to 30 days following closing of the Offering. If the over-allotment option is exercised in full, the aggregate gross proceeds from the Offering would be approximately $115.0 million.

The Company intends to use $15.0 million of the net proceeds of the Offering for capital expenditures relating to international operations and capacity expansion, and the remaining net proceeds of the Offering for general working capital purposes, including working capital for the Company’s international operations and as capital on hand for potential new investment opportunities.

Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including approval of the NASDAQ Global Market and the TSX Venture Exchange and the applicable securities regulatory authorities. The Offering is expected to close on or about April 6, 2018.

The Shares will be offered by way of a short form prospectus filed in all of the provinces of Canada, except Québec, pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and by way of a registration statement (including a prospectus) on Form F-10 filed with the U.S. Securities and Exchange Commission.

6.                                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Director and Chief Executive Officer

Tel: (416) 504-0004

9.                                      Date of Report

March 22, 2018.